Kuleana Spirits, Inc.

ANNUAL REPORT

61-3270 Maluokalani St. #B6
Kamuela, HI 96743
(808) 345-1319
https://kuleanarum.com/

This Annual Report is dated May 1, 2026.

BUSINESS

Kuleana Spirits, Inc. (dba "Kuleana Rum Works" or the "Company") was founded on the island of Hawaiʻi in 2013 to make and share exquisite rum, celebrating the richness of Hawaii's culture. We are here to elevate rum by celebrating it as a world-class spirit. We do this by making rum from the best ingredients on Earth and without added sweeteners, flavors or coloring.

The Company was originally formed as Company Rum LLC, a Hawaii limited liability company, on January 18, 2013. On August 1, 2017, the Company converted to Kuleana Spirits, Inc., a Delaware corporation. The Company registered in Hawaii under the trade name "Kuleana Rum Works."

The Company has trademarks for its rums and the name of the Company. The Company has no issued or pending patents.

Previous Offerings

Name: Series B Preferred Stock
Type of security sold: Equity
Final amount sold: $5,699,627.00
Number of Securities Sold: 11,435,736
Use of proceeds: General working capital.
Date: November 15, 2022
Offering exemption relied upon: 506(b)

_____

Name: Series C Preferred Stock
Type of security sold: Equity
Final amount sold: $1,860,830.50
Number of Securities Sold: 3,539,241
Use of proceeds: Sales and Marketing
Date: September 24, 2024
Offering exemption relied upon: Regulation CF

_____

Name: Series C Preferred Stock
Type of security sold: Equity
Final amount sold: $794,705.81
Number of Securities Sold: 1,463,277
Use of proceeds: N/a
Date: November 20, 2025
Offering exemption relied upon: Section 4(a)(2)

_____

Name: Series C-1 Preferred Stock
Type of security sold: Equity
Final amount sold: $2,628,175.00
Number of Securities Sold: 4,825,889
Use of proceeds: General Working Capital
Date: March 15, 2024
Offering exemption relied upon: 506(b)

_____

Name: Series C-1 Preferred Stock
Type of security sold: Equity
Final amount sold: $2,076,373.05
Number of Securities Sold: 3,522,030
Use of proceeds: General Working Capital
Date: December 23, 2025
Offering exemption relied upon: 506(b)

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:

In the food and beverage industry, a company's valuation is most often determined by a combination of the volume of products sold, gross margins, and year-over-year growth. Since incorporation, our focus has been on delivering award-winning product quality and expanding our presence in the Hawai'i and key mainland markets through on-premise and off-premise sales. As our primary marketing vehicle, we've been developing the Kuleana Rum Shack as a visitor center to bring attention to the brand in the early days, and become the primary visitor center as we grow. To support continued growth in Hawai'i and build upon our sales momentum on the mainland, we have invested heavily in expanding production capacity and a sales team to support our considerable growth goals rather than immediate profits.

Year ended December 31, 2025, compared to the year ended December 31, 2024

Revenue

Revenue for fiscal year 2025 was $4,097,307, a 18% increase compared to $3,705,059 in fiscal year 2024. We achieved growth in our core rum business, with a 36% increase in depletions year over year. Our Kuleana Rum Shack business revenues increased by 6% in 2025.

Cost of sales

The cost of sales in fiscal year 2025 was $1,891,990, compared to $1,715,004 in fiscal year 2024.

Gross margins

Gross profit for fiscal year 2025 was $2,205,314, a 11% increase of $215,258 from $1,990,056 in fiscal year 2024.

Expenses

The Company's expenses consist of, among other things, sales and marketing expenses, rent, compensation and benefits for restaurant, general and administrative staff, fees for professional services, as well as research and development expenses. Expenses for fiscal year 2025 were $4,530,158 compared to $4,486,712 in fiscal year 2024.

Historical results and cash flows:

The Company is currently in the operating expansion and growth stage and is revenue-generating. We believe the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we expect to continue growing our rum sales and production. Past cash was primarily generated through equity offerings; revenues from product sales and government grants, and we expect growth in rum sales as we prioritize the continued growth of existing markets while adding new ones. The inability to raise sufficient capital will hamper our ability to meet our growth goals.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $370,278.

Debt

Creditor: US Small Business Administration
Outstanding balance: $487,918.89
Interest rate: 3.75%
Material terms: Certain assets of the Company have been pledged as collateral for this note.

Creditor: Kubota Credit Corp USA
Outstanding balance: $56,030.96
Interest rate: 5.20%
Material terms: 7-year term. Includes insurance.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Steve Jefferson

Steve Jefferson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Co-Founder, CEO, and Director
• Dates of Service: January 2013 — Present
• Responsibilities: Steve is the Co-Founder, CEO, and Director of Kuleana Spirits.

Name: Charles Sander

Charles Sander's current primary role is with Managed Methods, Inc. Charles Sander currently services approximately 6 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Co-Founder and Director
• Dates of Service: January 2015 — Present
• Responsibilities: Charles is a Co-Founder and Director of Kuleana Spirits.

Other business experience in the past three years:

• Employer: Managed Methods, Inc
Title: Chairman & CEO
Dates of Service: February 2014 — Present
Responsibilities: Co-Founder and leader of the company.

Name: David Perkins

David Perkins's current primary role is with Tire Kickers LLC. David Perkins currently services approximately 2 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Director
• Dates of Service: October 2017 — Present
• Responsibilities: Member of the Board of Directors.

Other business experience in the past three years:

• Employer: Tire Kickers LLC
Title: CEO
Dates of Service: April 2017 — Present
Responsibilities: Manage investment portfolio.
• Employer: O'Shaughnessy Distilling Co.
Title: Liquid Collaborator, Advisor, Board Member
Dates of Service: November 2020 — Present
Responsibilities: Advise CEO, COO, and company Board on commercial and operations strategy.

Name: David Lewis

David Lewis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Co-Founder, CFO, General Manager, and Secretary
• Dates of Service: October 2016 — Present
• Responsibilities: CFO & General Manager. Involved in all facets of Company decision making – focusing on making sure the Company grows within its means – accounting, budgeting, forecasting.

Name: Matt Mitchell-Hardt

 Matt Mitchell-Hardt's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Chief Sales Officer
• Dates of Service: February 2024 — Present
• Responsibilities: Matt leads Kuleana Rum Works sales strategy and brand development by driving execution across the organization with Kuleana distributor partners as well as Key Accounts. Matt's focus is on refining key performance indicators and collaboration across departments to optimize the Company's growth strategy.

Other business experience in the past three years:

• Employer: Tanteo Spirits LLC
Title: Vice President of Sales
Dates of Service: January 2020 — January 2024
Responsibilities: VP of Sales.

Name: Phillip Plylar

 Phillip Plylar's current primary role is not with the Issuer.

Positions and offices currently held with the issuer:

• Position: Board Member
• Dates of Service: July 2025 — Present
• Responsibilities: Member of the Board of Directors.

Other business experience in the past three years:

• Employer: Mountaire
Title: President & CEO
Dates of Service: July 1996 — December 2024
Responsibilities: Executive leader of the company. Responsible for building, retaining, and managing team which would meet or exceed profitability and growth results laid out by ownership and board.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Charles Sander (incl. entities owned or controlled by him)
Amount and nature of Beneficial ownership: 2,000,000
Percent of class: 21.48%

Title of class: Series A Preferred Stock
Stockholder Name: Charles Sander (incl. entities owned or controlled by him)
Amount and nature of Beneficial ownership: 1,686,599
Percent of class: 11.65%

Title of class: Series B Preferred Stock
Stockholder Name: Charles Sander (incl. entities owned or controlled by him)
Amount and nature of Beneficial ownership: 1,213,347
Percent of class: 10.61%

Title of class: Series C Preferred Stock
Stockholder Name: Charles Sander (incl. entities owned or controlled by him)
Amount and nature of Beneficial ownership: 101,270
Percent of class: 1.99%

Title of class: Series C-1 Preferred Stock
Stockholder Name: Charles Sander (incl. entities owned or controlled by him)
Amount and nature of Beneficial ownership: 2,356,650
Percent of class: 28.23%

Title of class: Common Stock
Stockholder Name: Steve Jefferson
Amount and nature of Beneficial ownership: 4,863,000
Percent of class: 48.32%

RELATED PARTY TRANSACTIONS

Name of Person: Charles Sander
Relationship to Company: Director
Nature / amount of interest in the transaction: Purchase of $700,000 Series C-1 shares during 2025.
Material Terms: Series C-1 shares priced at $0.59 per share.

Name of Entity: Charles Sander
Relationship to Company: Director
Nature / amount of interest in the transaction: Purchase of $500,000 SAFE on January 27, 2026.
Material Terms: SAFE having Purchase Amount of $500,000 and convertible into shares of Series C-1 Preferred Stock in connection with a future offering.

OUR SECURITIES

The Company has authorized Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, and Series C-1 Preferred Stock.

Common Stock
• Authorized: 67,005,361
• Outstanding: 16,773,884
• Voting Rights: One vote per share
• Material Rights: The total amount outstanding includes 5,822,021 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 1,639,035 shares to be issued pursuant to stock options, reserved but unissued.
Series A Preferred Stock
• Authorized: 14,478,323
• Outstanding: 14,478,323
• Voting Rights: One vote per share.
• Material Rights: The holders of Series A Preferred Stock have the right to receive non-cumulative dividends, prior and in preference to any dividends on the Common Stock, of $0.0204 per share of Series A Preferred Stock (annually), payable when, as, and if declared by the Board of Directors, payable pari passu with any dividends payable on the Series B Preferred Stock, Series C Preferred Stock, and Series C-1 Preferred Stock.

Upon the sale, transfer or other disposition of all or substantially all of company's assets, or upon the closing of a merger of the company with an acquirer, the holders of Series A Preferred Stock are entitled to receive transaction proceeds, prior and in preference to any distribution of proceeds to the holders of Common Stock, an amount per share of $0.4076, payable pari passu with any proceeds payable on the Series B Preferred Stock, Series C Preferred Stock, and Series C-1 Preferred Stock.

The holders of Series A Preferred Stock have the right to convert such shares into shares of Common Stock at a ratio of 1:1 subject to adjustment for certain dilutive issuances.

Series B Preferred Stock
• Authorized: 11,435,736
• Outstanding: 11,435,736
• Voting Rights: One vote per share.
• Material Rights: The holders of Series B Preferred Stock have the right to receive non-cumulative dividends, prior and in preference to any dividends on the Common Stock, of $0.0257 per share of Series B Preferred Stock (annually), payable when, as, and if declared by the Board of Directors, payable pari passu with any dividends payable on the Series A Preferred Stock, Series C Preferred Stock, and Series C-1 Preferred Stock.

Upon the sale, transfer or other disposition of all or substantially all of company's assets, or upon the closing of a merger of the company with an acquirer, the holders of Series B Preferred Stock are entitled to receive transaction proceeds, prior and in preference to any distribution of proceeds to the holders of Common Stock, an amount per share of $0.5137, payable pari passu with any proceeds payable on the Series A Preferred Stock, Series C Preferred Stock, and Series C-1 Preferred Stock.

The holders of Series B Preferred Stock have the right to convert such shares into shares of Common Stock at a ratio of 1:1 subject to adjustment for certain dilutive issuances.

Series C Preferred Stock
• Authorized: 11,016,949
• Outstanding: 3,633,859
• Material Rights: PLEASE BE AWARE, the alcohol beverage industry is subject to extensive federal and state regulations. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. Please see provision 6(g)(i-ii) in the Subscription Agreement.

The outstanding shares of Series C Preferred Stock are not included in the valuation calculation.

The holders of Series C Preferred Stock have the right to receive non-cumulative dividends, prior and in preference to any dividends on the Common Stock, of $0.0295 per share of Series C Preferred Stock (annually), payable when, as, and if declared by the Board of Directors, payable pari passu with any dividends payable on the Series A Preferred Stock, Series B Preferred Stock, and Series C-1 Preferred Stock.

Upon the sale, transfer or other disposition of all or substantially all of company's assets, or upon the closing of a merger of the company with an acquirer, the holders of Series C Preferred Stock are entitled to receive transaction proceeds, prior and in preference to any distribution of proceeds to the holders of Common Stock, an amount per share of $0.59, payable pari passu with any proceeds payable on the Series A Preferred Stock, Series B Preferred Stock, and Series C-1 Preferred Stock.

The holders of Series C Preferred Stock have the right to convert such shares into shares of Common Stock at a ratio of 1:1 subject to adjustment for certain dilutive issuances.

Please see the Company's Third Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F for further information on the rights of this series of securities.
Series C-1 Preferred Stock
• Authorized: 13,300,469
• Outstanding: 4,825,893
• Voting Rights: One vote per share.
• Material Rights: The outstanding shares of Series C-1 Preferred Stock are not included in the valuation calculation.

PLEASE BE AWARE, although 4,825,893 shares of Series C-1 Preferred are outstanding as of the commencement of this offering, an additional 437,289 shares of Series C-1 Preferred Stock shall be issued immediately following the commencement of this Offering. Such shares shall be issued to existing investors holding SAFE (simple agreement for furure equity) agreements in an aggregate purchase amount of $256,734.

The holders of Series C-1 Preferred Stock have the right to receive non-cumulative dividends, prior and in preference to any dividends on the Common Stock, of $0.0295 per share of Series C-1 Preferred Stock (annually), payable when, as, and if declared by the Board of Directors, payable pari passu with any dividends payable on the Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock.

Upon the sale, transfer or other disposition of all or substantially all of company's assets, or upon the closing of a merger of the company with an acquirer, the holders of Series C-1 Preferred Stock are entitled to receive transaction proceeds, prior and in preference to any distribution of proceeds to the holders of Common Stock, an amount per share of $0.59, payable pari passu with any proceeds payable on the Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock.

The holders of Series C-1 Preferred Stock have the right to convert such shares into shares of Common Stock at a ratio of 1:1 subject to adjustment for certain dilutive issuances.

What it means to be a minority holder

As a minority holder of Series C Preferred Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down. You will own a smaller piece of the company. An increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible note or warrants) into stock. If the Company issues more shares, an investor could experience value dilution, with each share being worth less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company's business). Although only 3,633,859 shares of Series C Preferred Stock are outstanding as of the commencement of this offering, up to 5,326,807 shares of Series C Preferred Stock may be issued in connection with this offering and the Company may issue up to 8,474,576 shares of Series C-1 Preferred Stock in connection with an ongoing private placement financing, including 437,289 shares to be issued as described above in "The Company's Securities". None of the outstanding shares of Series C Preferred Stock or Series C-1 Preferred Stock are taken into account in the price per share calculation of this offering and investors should carefully review "The Company's Securities" section to properly understand the dilutive effects these shares may have on your investment.

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Series C Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed

operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
If the Company cannot raise sufficient funds it will not succeed.

The Company is offering Series C Preferred Stock in the amount of up to $3.14M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Series C Preferred Stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of Series C Preferred Stock could be more advantageous to those investors than to the holders of Series C Preferred Stock or other securities. In addition, if we need to raise more equity capital from the sale of Series C Preferred Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and

services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Series C Preferred Stock that an investor is buying has no voting rights attached to it. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Series C Preferred Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Kuleana Spirits, Inc. was formed on August 1, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. Kuleana Spirits, Inc. has incurred a net loss since its inception. We don't intend to pay dividends but are concentrating on creating maximum enterprise value for shareholders.

Intense Market Competition

The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the Company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. We defend our brands through reliance on trademark protections. If we are unable to prevent other companies from infringing our trademarks, our ability to compete in the marketplace will be impaired.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. We operate a farm to grow our sugarcane, and the loss of those crops would cause significant harm to our ability to produce rum.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies.
These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

Regulatory Compliance

Changes in alcohol regulations or licensing requirements can impact the production and sale of spirits. Non-compliance may lead to fines or closure of the business.

Supply Chain Disruptions

Dependence on specific suppliers for rum production or restaurant ingredients can expose the business to disruptions due to supply chain issues, weather events, or geopolitical factors.

Health and Safety Concerns

Foodborne illnesses, accidents, or health code violations in the restaurant can lead to legal consequences, reputation damage, and financial losses.

Market Competition

Intense competition in both the spirits and restaurant industries can impact market share and profitability. Changes in consumer preferences may also affect sales.

Economic Downturn

Economic recessions or downturns may lead to decreased consumer spending on luxury items such as premium spirits and dining out.

Brand Reputation
Negative reviews, incidents of food poisoning, or product recalls can harm the brand reputation, leading to decreased customer trust and loyalty.

Fluctuating Commodity Prices
Volatility in the prices of key commodities like sugar, molasses, or other ingredients used in rum production can impact production costs and profit margins.

Global Events and Pandemics
Events such as pandemics, natural disasters, or political instability can disrupt supply chains, impact tourism (affecting restaurant traffic), and create economic uncertainties.

Taste Trends and Consumer Preferences
Rapid changes in consumer preferences or emerging health trends may impact the demand for certain spirits or restaurant offerings, requiring adaptability and innovation.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Kuleana Spirits, Inc.

By /s/ *Steve Jefferson*

Title: CEO and Director

By /s/ *Steve Jefferson*

Name: Steve Jefferson

Title: CEO and Director

By /s/ *David Lewis*

Name: David Lewis

Title: CFO and Secretary

By /s/ *Phillip Plylar*

Name: Phillip Plylar

Title: Director

Exhibit A
FINANCIAL STATEMENTS

KULEANA SPIRITS, INC.
(A Delaware Profit Corporation)

COMPANY FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

KULEANA SPIRITS, INC.

Table of Contents

Financial Statements:

The accompanying notes are an integral part of these financial statements.

KULEANA SPIRITS, INC.

CONSOLIDATED BALANCE SHEETS
(unaudited)

	December 31, 2025	December 31, 2024
ASSETS		
Current assets		
Cash and cash equivalents	$ 370,278	$ 222,279
Accounts Receivable	220,232	285,399
Inventory	2,510,003	2,400,965
Prepaid expenses	11,897	75,120
Total current assets	3,112,409	2,983,762
Property, plant, and equipment, net	2,472,118	2,769,332
Operating lease ROU assets, net	2,574,231	2,100,404
Deposits	49,168	75,545
Total assets	$ 8,207,926	$ 7,929,044
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	367,032	291,319
Accrued bonuses	113,576	123,195
Other accrued expenses and liabilities	213,671	278,816
Current maturities of long-term debt	6,245	0
Lease Liabilities - Current portion	329,087	192,236
Total current liabilities	1,029,611	885,566
Long-term debt, less current maturities	537,705	500,000
Lease Liabilities	2,807,055	2,416,232
SAFE agreements	0	256,374
Total liabilities	4,374,371	4,058,172
Equity	3,833,556	3,870,871
Total liabilities & equity	$ 8,207,926	$ 7,929,044

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS
(unaudited)

	For the Twelve Months Ended December 31,	
	2025	2024
Revenue		
Distillery rum revenue	1,471,215	1,242,928
Other Distillery revenue	21,720	939
Hospitality revenue	2,604,372	2,461,192
Total revenue	$ 4,097,307	$ 3,705,059
Cost of goods sold		
Distillery finished goods	1,213,475	1,048,645
Shipping, warehousing and other Distillery costs	105,375	88,151
Hospitality food, beverage and retail costs	573,144	578,208
Total cost of goods sold	1,891,993	1,715,004
Gross profit	2,205,314	1,990,056
Operating expenses		
Distillery sales and marketing	1,272,466	1,244,436
Distillery general and administrative	795,763	842,728
Hospitality labor	1,222,959	1,190,831
Hospitality expenses	925,327	860,108
Hospitality advertising and promotional expenses	43,194	65,748
Hospitality general and administrative expenses	173,373	51,606
Hospitality depreciation and amortization	97,077	231,256
Total operating expenses	4,530,158	4,486,712
Operating income (loss)	(2,324,844)	(2,496,657)
Other expenses	21,830	28,304
Other (income)	(13,855)	25,953
Idle equipment	73,331	19,524
Total other expense	81,306	73,780
Earnings before Income taxes	(2,406,150)	(2,570,437)
Provision for Income tax	0	0
Net income (loss)	(2,406,150)	(2,570,437)

The accompanying notes are an integral part of these financial statements.

KULEANA SPIRITS, INC

Statements of Changes in Shareholders' Equity
For the Years Ended December 31, 2025 and 2024

	Common Stock		Series A Preferred Stock		Series B Preferred Stock		Series C Preferred Stock		Series C-1 Preferred Stock		Additional Paid in Capital	Accumulated Deficit	Treasury Stock	Total Shareholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
Balance at January 1, 2024	9,312,828	$ 931	14,478,323	$ 1,448	11,435,736	$ 1,144		$ -	-	$ -	$ 11,611,686	$ (8,937,874)	$ (90,000)	$ 2,587,335
Issuance of Series C Preferred Stock							3,539,241	354			1,559,625			1,559,979
Issuance of Series C-1 Preferred Stock									4,825,893	483	2,267,692			2,268,175
Share-Based Compensation Expense (2024)											25,820			25,820
Net Loss (2024)												(2,570,437)		(2,570,437)
Balance at December 31, 2024	9,312,828	$ 931	14,478,323	$ 1,448	11,435,736	$ 1,144	3,539,241	$ 354	4,825,893	$ 483	$ 15,464,823	$ (11,508,311)	$ (90,000)	$ 3,870,872
Issuance of Series C Preferred Stock							1,553,655	155			415,718			415,874
Issuance of Series C-1 Preferred Stock									3,522,030	352	2,028,586			2,028,939
Share-Based Compensation Expense (2025)											98,238			98,238
Net Loss (2025)												(2,406,150)		(2,406,150)
Balance at December 31, 2025	9,312,828	$ 931	14,478,323	$ 1,448	11,435,736	$ 1,144	5,092,896	$ 509	8,347,923	$ 835	$ 18,007,366	$ (13,914,461)	$ (90,000)	$ 4,007,772

The accompanying notes are an integral part of these financial statements.

KULEANA SPIRITS, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)

	For the Twelve Months Ended December 31, 2025	2024
CASH FLOWS FROM OPERATING ACTIVITES		
Net income (loss)	$ (2,406,150)	$ (2,570,437)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation & amortization	374,106	513,023
Change in operating assets and liabilities		
Accounts receivable	65,167	(123,622)
Inventories	(109,038)	(99,670)
Prepaid expenses and other current assets	89,600	(83,766)
Accounts payable	75,713	19,842
Accrued bonuses	(9,618)	0
Other accrued expenses and liabilities	(65,145)	125,629
Total adjustments	420,785	351,437
Net cash provided by (used in) operating activities	(1,985,365)	(2,219,000)
CASH FLOWS FROM INVESTING ACTIVITIES		
Distillery purchases of property, plant, and equipment	(45,152)	(30,593)
Hospitality purchases of property, plant, and equipment	0	(6,039)
Other investing activities	0	0
Net cash provided by (used in) investing activities	(45,152)	(36,632)
CASH FLOWS FROM FINANCING ACTIVIES		
Changes in short-term debt	6,245	0
Changes in long-term debt	37,705	0
Changes in SAFE agreements	(256,374)	(1,718,175)
Purchases of treasury stock	0	0
Proceeds from sale of preferred stock	2,390,941	3,828,154
Net cash provided by (used in) financing activities	2,178,517	2,109,979
Net increase (decrease) in cash and cash equivalents	147,999	(145,653)
Cash and cash equivalents, beginning of period	222,279	244,737
Cash and cash equivalents, end of period	$ 370,278	$ 222,279

The accompanying notes are an integral part of these financial statements.

KULEANA SPIRITS, INC.

Notes to the Financial Statements
December 31, 2025 and 2024

Note 1. ORGANIZATION

Kuleana Spirits, Inc. (the "Company") is a C-Corporation organized under the laws of the State of Delaware on August 1, 2017. The Company's operations consist of two operating segments:

- **Kuleana Rum Works** includes a farm in Kohala, Big Island, Hawaiʻi, where it cultivates and harvests Hawaiian ko (sugarcane). Operations also include a distillery in Kawaihae where it distills, blends, packages and distributes a variety of award-winning rums. Kuleana Rum Works rums are distributed throughout the state of Hawaiʻi, as well as in thirteen states on the mainland, and
- **Kuleana Rum Shack**, the Company's hospitality business, primarily consists of a bar, restaurant and tasting room located in the Queens' Marketplace in Waikoloa, showcasing its rums to the public.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting: The Company uses the accrual method of accounting for financial statement reporting according to generally accepted accounting principles. Under this method of accounting, revenue is recognized when earned rather than when received and expenses are recognized when incurred rather than when paid.

All inter-segment transactions between Kuleana Rum Works and Kuleana Rum Shack have been eliminated in the financial statement presentation.

Revenue Recognition: The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) 606: *Revenue from Contracts with Customers*. Revenue is recognized when control of the product is transferred to the customer, which occurs upon shipment or delivery, depending on the terms of sale. The Company's primary revenue streams include:

- *Wholesale Rum:* Revenue from sales to distributors and retailers is recognized at the point when the product is shipped or delivered, based on contract terms. The Company estimates and records reductions to revenue for trade promotions, discounts, and customer incentives at the time of sale, based on historical data and contractual terms.
- *Retail Rum: R*evenue from on-site tasting room sales and online orders is recognized at the point of sale or when the product is shipped to the customer.
- *Food and Beverage:* Revenue is recognized when food and beverage items are sold and control is transferred to the customer, which occurs at the point of sale.

Shipping and Handling: Costs for shipping and handling are accounted for as fulfillment costs and are expensed as incurred. If shipping is billed to the customer, the Company records it as revenue.

The accompanying notes are an integral part of these financial statements.
Page 5

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*)

Cash and Cash Equivalents: The Company considers all demand deposits as cash and all highly liquid investments purchased with a remaining maturity of three (3) months or less to be cash equivalents. The Company maintains its cash accounts at several financial institutions. Balances at times may exceed the Federal Deposit Insurance Corporation (FDIC) insured limit of $250,000 per financial institution.

Accounts Receivable and the Allowance for Credit Losses: Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Accounts receivable are stated at the contractual amount billed to the customer. The Company reduces the carrying amount of accounts receivable by an allowance for credit losses that reflects the Company's best estimate of the amounts that will not be collected. The Company individually reviews each customer balance where all or a portion of the balance exceeds 90 days from the invoice date, and estimate of the portion, if any, of the balance that will not be collected. The Company writes off receivables as a charge to the allowance for credit losses when, in the Company's estimation, it is probable that the receivable is worthless. The allowance for credit losses was $-0- as of December 31, 2025 and 2024, and includes management's evaluation of the accounts receivable balance and current economic conditions that may affect the allowance.

Inventory: Inventory is stated at the lower of cost or net realizable value utilizing the last-in, first-out (LIFO) method. Management believes that the LIFO method minimizes the effect of price level changes on inventory valuations and generally matches current costs against current revenues in the statements of operations. Farm and distillery costs and overhead are allocated to inventory based on the normal capacity of the Company's facilities. Abnormal amounts of overhead, such as idle facility costs, as well as abnormal freight, handling costs, and spoilage are expensed. Inventory consists of the following items as of December 31:

	2025	2024
Work In Process	$ 1,585,047	$ 1,340,079
Finished Goods	477,855	546,861
Packaging	89,707	210,422
Purchased Distilled Spirits	287,601	239,589
Food and Beverage	54,852	35,519
Merchandise	14,941	28,497
Totals	$ 2,510,003	$ 2,400,965

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*)

Property and Equipment, Net: Property and equipment are recorded at cost and primarily consist of various farming and distillery equipment, furniture and fixtures, building improvements, and leasehold improvements. The Company capitalizes expenditures over $5,000 and a useful life of more than one year. Expenditures for maintenance and repairs, and minor renewals and betterments, are charged to expense when incurred. Renewals and betterments which prolong the lives of the assets involved, if material in amounts, are capitalized and amortized by depreciation and amortization charges. Depreciation and amortization is provided using the straight-line method after providing for any estimated salvage values of the assets. Depreciation and amortization is computed over the estimated useful lives of the assets as follows:

Building and Building Improvements	5-10 years
Furniture and Fixtures	5-10 years
Production Machinery and Equipment	5-10 years
Leasehold Improvements	The shorter of the useful life and the remaining lease term

Property and Equipment, Net consists of the following as of December 31:

	2025	2024
Land and Land Improvements	$ 928,603	$ 928,603
Building and Building Improvements	120,293	120,293
Furniture and Fixtures	377,902	376,883
Production Machinery and Equipment	1,674,177	1,674,177
Leasehold Improvements	1,785,537	1,785,537
Less: Accumulated Depreciation and Amortization	(2,459,547)	(2,117,182)
Operating Property and Equipment, Net	2,768,311	2,768,311
Construction in Progress	-	1,020
Total Property and Equipment, Net	$ 2,769,331	$ 2,769,331

Long-Lived Assets: Management reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable based on the undiscounted future cash flows of the asset. If the carrying amount of an asset may not be recoverable, a write-down to fair value is recorded. For the years ended December 31, 2025 and 2024, no impairment loss has been recognized.

The accompanying notes are an integral part of these financial statements.

Page 5

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*)

Leases: The Company leases its distillery and office space facility as well as its visitor center and tasting room retail space. The Company follows Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 2016-02 Topic 842, *Leases*. The determination of whether an arrangement is a lease is made at the lease's inception. An arrangement is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed. The Company's leases include options to renew, with renewal terms that can extend the lease term from four to 5 years or more. The exercise of lease renewal options is at the Company's sole discretion. If the interest rate implicit in its leases is not readily determinable, the Company uses the interest rate on existing debt to determine the present value of lease payments. Leases with an initial term of 12 months or less are not recorded on the balance sheet.

Fair Value Measurements: The Company follows ASC 820: *Fair Value Measurements* for its financial instruments. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements, ASC 820 established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

- Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and
- Level 3 - Assets and liabilities whose significant value drivers are unobservable.

Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on the Company's market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment. The Company periodically enters into SAFE agreements, classified as liabilities and recognized at face value on the issuance date, with changes in fair value recognized as other income or expense on the statement of operations. There were no adjustments to fair value during the years ended December 31, 2025 and 2024. There are no assets or other liabilities measured at fair value as of December 31, 2025 and 2024.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*concluded*)

Advertising and Promotions: The Company expenses advertising costs the first time the advertising takes place.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Adopted Accounting Standards: In August 2020, the FASB issued ASU 2020-06, *Debt— Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*, which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it also simplifies the diluted earnings per share calculation in certain areas. The ASU's amendments were effective for the Company as of January 1, 2024. The adoption of these provisions did not have an impact on the financial statements as SAFE agreements are currently recognized as liabilities on the balance sheet.

Note 3. CONCENTRATIONS

Kuleana Rum Shack operations involve credit risk due to operations being almost exclusively on the Big Island of Hawai'i. Accordingly, matters that restrict or negatively impact the flow of tourism to the Big Island subject the Company's revenue to credit risk exposure. Additionally, for the years ending December 31, 2025 and 2024, 52% and 61%, respectively, of Kuleana Rum Works wholesale rum revenue were from a single distributor in the State of Hawai'i.

Note 4. DEBT

ECONOMIC INJURY DISASTER LOAN
In July 2020, the Company entered into a COVID-19 Economic Injury Disaster Loan (EIDL) with the U.S. Small Business Authority (SBA) in the amount of $150,000, with further borrowings of $350,000 in 2022. Terms for EIDL loans are for 30 years at a fixed rate of 3.75%. Payments are deferred for the first two (2) years (during which time interest will accrue), and payments of principal and interest are made over the remaining loan term, beginning in January 2025. Monthly payments of $2,495 were required to begin starting in January 2024. There is no penalty for prepayment. The loan is collateralized by the assets of the Company. The balance of the loan was $487,919 as of December 31, 2025.

A summary of principal reductions for the EIDL note over the next five years and thereafter is as follows:

December 31,		
2026	$	11,746
2027		12,395
2028		12,718
2029		13,252
2030		13,758
Thereafter		424,050
	$	487,919

EQUIPMENT FINANCING
During the year, the Company purchased a tractor and related attachments, including a seven-year insurance policy, for a total cost of $56,031. The purchase was 100% financed by the equipment manufacturer under a financing arrangement with a seven-year term and a fixed interest rate of 5.2%. The financing is recorded as long-term debt on the balance sheet, with current and non-current portions classified based on scheduled principal repayments. The related equipment is capitalized and depreciated over its estimated useful life in accordance with the Company's accounting policy. Monthly payments of $797 were required to begin starting in February 2026.

Note 4. LAWS AND REGULATIONS

The Company's ability to sell its products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of the Company's products. The specific licensing requirements can vary greatly depending on location but generally involve securing federal permits as well as state-level licenses. Changes in these regulations, or the enactment of new regulations, could impact the Company's ability to sell products or increase compliance costs.

Note 6. INCOME TAXES

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax basis of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is determined that it would be able to realize deferred tax assets in the future in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (i) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions.

The Company's primary tax jurisdictions are the United States, California, and Hawai'i. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its accumulated deficit as of the date of these financial statements. A deferred tax asset as a result of NOLs has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for fiscal years before 2021.

Note 7. LEASES

The Company leases its distillery and office space facility as well as its visitor center and tasting room retail space.

The Company leases its Kuleana Rum Works distillery and office space under separate operating leases requiring monthly combined payments ranging between $5,596 and $7,875, including GET and excluding Common Area Maintenance (CAM). The current lease expired on December 31, 2024, and the Company exercised its option for an additional 4-year term beyond December 31, 2024, where monthly payments will increase 5% the first two years, and 10% the last two years.

The accompanying notes are an integral part of these financial statements.

Page 5

Note 7. LEASES (*concluded*)

The Company leases space for its Kuleana Rum Shack visitor center and tasting room under a 10-year operating lease starting in January 2019, requiring escalating monthly payments ranging from $14,981 per month in year one to $25,304 in year 10 (excluding GET and CAM). The lease required a security deposit of $46,668. The current lease expires on December 31, 2028. The lease also provides the Company the option to extend the term for an additional 5-years beyond December 31, 2028, where monthly payments will be determined at fair market value, and the Company is reasonably certain to exercise the option. The lease agreement includes variable payments based on a percentage of gross sales use over contractual levels, specifically, to the extent that the percentage rent rate (5.5%) times the gross sales exceeds the minimum rent, the Company shall pay such excess as percentage rent each month.

Tenant Improvements Allowance: The Company was entitled to a tenant improvement allowance of up to $582,150 for the construction and installation of leasehold improvements at the Kuleana Rum Shack. ASC 842 defines a lease incentive as payments made to or on behalf of the lessee, and as the lease did not require the Company to make the leasehold improvements, the leasehold improvements paid with the allowance were recognized by the Company. For tenant improvement allowances paid at the commencement of a lease, ASC 842-20-30-5 prescribes these incentives are accounted for as a direct adjustment to the ROU asset's opening balance, and at the ASC 842 transition date, any unamortized tenant improvement allowance liability was reclassified to the Kuleana Rum Shack ROU asset's opening balance as of the early ASC 842 implementation date of January 1, 2021.

Note 8. SAFE AGREEMENTS

The Company periodically enters into SAFE (Simple Agreement for Future Equity) agreements. As of December 31, 2025 and 2024, $0 and $250,000 were held by related parties. The SAFE agreements have no maturity date and bear no interest. During the years ending December 31, 2025 and 2024, $381,374 and $2,268,175 in SAFE agreements were converted to Series C-1 Preferred Stock. The number of shares received by the SAFE investors was, apart from $375,000 of SAFEs held by a related party, based on a 20% discount on the pricing in the triggering equity financing and were not subject to a market cap.

Note 9. EQUITY

The Company's Securities: The Company is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The Company has authorized Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, and Series C-1 Preferred Stock as of December 31, 2025.

Common Shares

On August 1, 2017, the members of Company Rum, LLC (the LLC), a Hawai'i limited liability company, agreed to a plan of conversion to a Delaware corporation under which it converted all of the outstanding ownership interests of the LLC into shares of common stock of the Company. The Company had authorized to issue 20,000,000 shares at $0.0001 par value.

Of the 10,000,000 shares of common stock issued at the date of conversion, 3,200,000 shares were subject to a Stock Restriction Agreement where the stockholder granted the Company a right to repurchase shares. The right of repurchase was to lapse with respect to one thirty-sixth (1/36) of the shares when the stockholder completed each month of continuous service after the date of the Stock Restriction Agreement. In July 2019, a stockholder left the employment of the Company and forfeited 544,445 remaining shares of restricted common stock.

Note 9. EQUITY (*continued*)

The First Amended and Restated Certificate of Incorporation, filed in December 2019, provided the total number of shares the Company was authorized to issue was 66,614,059 consisting of the following: 40,700,000 common shares, par value $0.0001 per share, and 25,914,059 preferred shares, of which 14,478,323 were designated as Series A Preferred Stock and 11,435,736 were designated as Series B Preferred Stock.

There is no Second Amended and Restated Certificate of Incorporation.

In February 2024, the Company entered into the Third Amended and Restated Certificate of Incorporation, which provides the amount of securities authorized is 58,530,785 common shares with a total of 16,773,884 shares outstanding. The total amount outstanding includes 5,822,021 shares to be issued pursuant to stock options issued, and 1,639,035 shares to be issued pursuant to stock options, reserved but unissued.

The Third Amended and Restated Certificate of Incorporation also provides the total number of shares the Company is authorized to issue is 100,287,686 consisting of the following: 58,530,785 common shares, par value $0.0001 per share, and 41,756,901 preferred shares, par value $0.0001 per share, of which 14,478,323 are designated as Series A Preferred Stock, 11,435,736 is designated as Series B Preferred Stock, 11,016,949 is designated as Series C Preferred Stock, and 4,825,893 is designated as Series C-1 Preferred Stock.

Series A Preferred Stock

The amount of security authorized is 14,478,323 preferred shares with a total of 14,478,323 preferred shares outstanding. One vote per share.

The holders of Series A Preferred Stock have the right to receive non-cumulative dividends, prior and in preference to any dividends on the Common Stock, of $0.0204 per share of Series A Preferred Stock (annually), payable when, as, and if declared by the Board of Directors, payable pari passu with any dividends payable on the Series B Preferred Stock, Series C Preferred Stock, and Series C-1 Preferred Stock, as described under The Third Amended and Restated Certificate of Incorporation.

Upon the sale, transfer or other disposition of all or substantially all of Company's assets, or upon the closing of a merger of the company with an acquirer, the holders of Series A Preferred Stock are entitled to receive transaction proceeds, prior and in preference to any distribution of proceeds to the holders of Common Stock, an amount per share of $0.4076, payable pari passu with any proceeds payable on the Series B Preferred Stock, Series C Preferred Stock, and Series C-1 Preferred Stock.

The holders of Series A Preferred Stock have the right to convert such shares into shares of Common Stock at a ratio of 1:1 subject to adjustment for certain dilutive issuances.

The accompanying notes are an integral part of these financial statements.

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Note 9. EQUITY (*continued*)

Series B Preferred Stock

The amount of security authorized is 11,435,736 preferred shares with a total of 11,435,736 preferred shares outstanding as of December 31, 2025. One vote per share.

The holders of Series B Preferred Stock have the right to receive non-cumulative dividends, prior and in preference to any dividends on the Common Stock, of $0.0257 per share of Series B Preferred Stock (annually), payable when, as, and if declared by the Board of Directors, payable pari passu with any dividends payable on the Series A Preferred Stock, Series C Preferred Stock, and Series C-1 Preferred Stock, as described under The Third Amended and Restated Certificate of Incorporation.

Upon the sale, transfer or other disposition of all or substantially all of the Company's assets, or upon the closing of a merger of the company with an acquirer, the holders of Series B Preferred Stock are entitled to receive transaction proceeds, prior and in preference to any distribution of proceeds to the holders of Common Stock, an amount per share of $0.5137, payable pari passu with any proceeds payable on the Series A Preferred Stock, Series C Preferred Stock, and Series C-1 Preferred Stock.

The holders of Series B Preferred Stock have the right to convert such shares into shares of Common Stock at a ratio of 1:1 subject to adjustment for certain dilutive issuances.

Series C Preferred Stock

The amount of security authorized is 11,016,949 preferred shares with a total of 5,097,136 preferred shares outstanding as of December 31, 2025. There are no voting rights associated with Series C Preferred Stock.

The holders of Series C Preferred Stock have the right to receive non-cumulative dividends, prior and in preference to any dividends on the Common Stock, of $0.0295 per share of Series C Preferred Stock (annually), payable when, as, and if declared by the Board of Directors, payable pari passu with any dividends payable on the Series A Preferred Stock, Series B Preferred Stock, and Series C-1 Preferred Stock.

Upon the sale, transfer or other disposition of all or substantially all of Company's assets, or upon the closing of a merger of the Company with an acquirer, the holders of Series C Preferred Stock are entitled to receive transaction proceeds, prior and in preference to any distribution of proceeds to the holders of Common Stock, an amount per share of $0.59, payable pari passu with any proceeds payable on the Series A Preferred Stock, Series B Preferred Stock, and Series C-1 Preferred Stock.

The holders of Series C Preferred Stock have the right to convert such shares into shares of Common Stock at a ratio of 1:1 subject to adjustment for certain dilutive issuances.

For a year, the securities can only be resold in a registered public offering, to the Company, to an accredited investor; and to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Note 9. EQUITY (*concluded*)

Series C-1 Preferred Stock

The amount of security authorized is 8,347,919 preferred shares with a total of 8,347,919 preferred shares outstanding as of December 31, 2025. One vote per share.

The holders of Series C-1 Preferred Stock have the right to receive non-cumulative dividends, prior and in preference to any dividends on the Common Stock, of $0.0295 per share of Series C-1 Preferred Stock (annually), payable when, as, and if declared by the Board of Directors, payable pari passu with any dividends payable on the Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock.

Upon the sale, transfer or other disposition of all or substantially all of Company's assets, or upon the closing of a merger of the Company with an acquirer, the holders of Series C-1 Preferred Stock are entitled to receive transaction proceeds, prior and in preference to any distribution of proceeds to the holders of Common Stock, an amount per share of $0.59, payable pari passu with any proceeds payable on the Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock.

The holders of Series C-1 Preferred Stock have the right to convert such shares into shares of Common Stock at a ratio of 1:1 subject to adjustment for certain dilutive issuances.

Treasury Stock

During 2019, the Company repurchased 900,000 shares at a cost of $90,000. Shares that are repurchased are classified as treasury stock pending future use.

Note 10. SHARE-BASED COMPENSATION

The Company's stock-based compensation 2017 Stock Plan (the Plan) provides for both the direct-award or sale of shares and for the grant of options to purchase shares. As of December 31, 2024, not more than 8,218,329 shares may be issued under the Plan, subject to shares previously issued under the Plan that are reacquired by the Company. The Plan became effective on September 1, 2017 and shall terminate automatically 10 years after the later of (i) the date when the Board of Directors adopted the Plan or (ii) the date when the Board of Directors approved the most recent increase in the number of shares reserved that was also approved by the Company's shareholders. The Plan may be terminated on any earlier date pursuant to the Board of Directors amending, suspending or terminating the Plan at any time and for any reason. The termination of the Plan, or any amendment thereof, shall not affect any share previously issued or any option previously granted under the Plan. Options under the Plan may permit exercise through a "net exercise" arrangement pursuant to which the Company will reduce the number of shares issued upon exercise. In accordance with Company policy, when options are exercised, they are satisfied with shares from the pool of shares reserved for issuance under the Plan. The Company accounts for any forfeitures of options when they occur. Previously recognized compensation cost for an award is reversed in the period that the award is forfeited.

The following table provides shares reserved for issuance under the Plan:

Board Approval	Shareholder Approval	Number of Shares Available	Cumulative Number of Shares
Initial Adoption	Initial Adoption	4,719,303	4,719,303
Series B Round	Series B Round	1,444,444	6,163,747
August 16, 2022	November 21, 2022	2,054,582	8,218,329

During 2025, the Company granted options to Board of Director Members to purchase 129,364 shares, employees to purchase 1,609,671 shares, and non-employees to purchase -0- shares of the Company's stock at $0.11 per share, which is equal to the estimated fair value of the stock on the date of grant. The options vest over four years, and are exercisable from then through a period of ten years from the date of grant. Management anticipates the average term of the employee options will be seven years for options issued prior to 2025, and 10 years for option issued during 2025.

Management has determined that it is not possible to reasonably estimate the grant-date fair value of the options because no new stock has been issued for several years and management has been unable to identify a similar public company to be used as a benchmark. Accordingly, the Company has accounted for the options using the calculated value method. Management considers and uses third-party Internal Revenue Code (IRC) Section 409A evaluations, inclusive of large and small cap distillery products to be representative of the Company's industry and has used the historical closing total return values of these products for the five years immediately prior to the date of grant to estimate volatility.

Note 10. SHARE-BASED COMPENSATION (*concluded*)

Using the Black-Scholes option pricing model, management has determined that the options issued in 2025 had a value of $0.051 per share. Compensation cost will be recognized over the four-year service period that began at the vesting date. For the years ended December 31, 2025 and 2024, the Company recognized $98,238 and $25,820, respectively, as compensation cost recognized in Salaries, Wages, Benefits and Taxes expense.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

Total Options	**Options**	**Weighted-Average Exercise Price**	
Total Options Outstanding, January 1, 2024	4,496,423	$	0.12
Granted	2,242,173		0.15
Exercised	-		-
Expired/Cancelled	(916,575)		0.12
Total Options Outstanding, December 31, 2024	5,822,021		0.13
Granted	1,739,035		0.11
Exercised	-		-
Expired/Cancelled	(100,000)		0.15
Total Options Outstanding, December 31, 2025	7,461,056	$	0.13
Total Options Exercisable, December 31, 2025	4,910,593	$	0.13

Nonvested Options	**Options**	**Weighted-Average Fair Value**	
Nonvested Options Outstanding, January 1, 2024	896,979	$	0.15
Granted	2,242,173		0.15
Vested	(414,335)		0.16
Forfeited	(338,168)		0.13
Nonvested Options Outstanding, December 31, 2024	2,386,649		0.15
Granted	1,739,035		0.11
Vested	1,475,221		0.14
Forfeited	(100,000)		0.15
Nonvested Options Outstanding, December 31, 2025	$ 2,550,463	$	0.13

Note 11. CONTINUING OPERATIONS

The Company's current negative operating cash flow stems from a deliberate strategy to prioritize long-term growth over short-term profits. Despite operating at a loss, the Company maintains profitable unit economics, selling to distributors at a positive margin. Losses are primarily driven by increased investments in sales and marketing to boost brand awareness and revenue.

To fund its growth, the Company has raised more than $18 million and is currently raising capital through active Regulation D and Regulation CF offerings. Ownership has a proven history of support, regularly providing short-term funding via SAFE investments.

Note 12. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through April 30, 2026, the date the financial statements were available to be issued. Subsequent to December 31, 2025, the Company had entered into SAFE agreements totaling $800,000, $500,000 of which were entered into with related parties. The agreements had no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount.

I, Steve Jefferson, the CEO of Kuleana Spirits, Inc., hereby certify that the financial statements of Kuleana Spirits, Inc. and notes thereto for the periods ending December 31, 2025 (first Fiscal Year End of Review) and December 31, 2024 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Kuleana Spirits, Inc. has not yet filed its federal tax return for 2025.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 30th of April, 2026..

_____ (Signature)

_____CEO, President_____ (Title)

_____04/30/26_____ (Date)